

07069460



RECD S.E.C.
JUN 2 5 2007
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS PLAN PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule


SEC MAIL
RECEIVED
PROCESSING
JUN 2 5 2007
WASH., D.C.
209
SECTION

Year ended December 31, 2006

Contents

Mitchell & Titus

Mitchell & Titus LLP
1129 20th Street, N.W.
Washington, D.C. 20036-3425

Phone: (202) 293-7500
Fax: (202) 822-8126
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Hourly Employee
Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) as of December 31, 2006 and 2005 and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2006, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, and the net assets of the Master Trust at December 31, 2006 and 2005, and the changes in its net assets and trust balances for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Washington, DC
June 20, 2007

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$ **903,797**	$ 795,486
Participant loans	**34,317**	33,847
Contributions receivable:		
Employees	**1,216**	1,268
Lockheed Martin Corporation	**393**	426
Total assets	**939,723**	831,027
Liabilities		
Administrative expense payable	**186**	60
Net assets available for benefits	$ **939,537**	$ 830,967

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006
(In thousands)

Net assets available for benefits at beginning of year	$	**830,967**
Additions to net assets:		
Contributions:		
Employees		**35,380**
Lockheed Martin Corporation		**10,501**
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		**160,776**
Total additions		**206,657**
Deductions from net assets:		
Distributions and withdrawals		**97,078**
Administrative expenses		**1,009**
Total deductions		**98,087**
Change in net assets		**108,570**
Net assets available for benefits at end of year	$	**939,537**

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Notes to Financial Statements

December 31, 2006

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests daily during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

The Plan includes an Employee Stock Ownership Plan Feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair value of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin, including employees in the United States and certain U.S. citizens working abroad.

Effective July 31, 2006, employees who participated in the Lockheed Martin Corporation Sick Leave Accumulation Plan (SLAP) were permitted to make rollover contributions of their SLAP balances to the Plan.

Contributions

Covered employees are eligible to enroll in the Plan after completion of six months of service for permanent full-time or part-time employees who have earned 1,000 hours of service within the 12-month period following the date of hire or in any subsequent calendar year. Collective bargaining agreements determine whether employees will make contributions based on a flat dollar amount or a percentage of pay. In general, participant contributions, including both basic contributions that are eligible for an employer match and supplemental contributions that are not eligible for an employer match, range from $1 to $158 weekly. Eligible business units generally receive an employer contribution equal to 50% or 60% of participant basic contributions, subject to certain limitations as stipulated in the Plan Document. Substantially all employer contributions are made in cash, except for certain business units for which the employer contribution continues to be made in the Corporation's common stock invested in the ESOP Fund. Participants are 100% vested in the value of employer contributions.

Participants' contributions and employer contributions made in cash may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their

2. Description of the Plan (continued)

Contributions (continued)

transferable account balance to the Stable Value Fund during the fourth quarter of the year. Effective October 1, 2006, transfers out of the Stable Value Fund must remain invested in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self Managed Account.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution; the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to $50,000 or 50 percent of their account balance (minus the highest outstanding loan balance from the past 12 months), whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Description of the Plan (continued)

ESOP Feature

Assets of the ESOP feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989 between the Corporation and U.S. Trust Company (U.S. Trust) as the Trustee. Effective March 1, 2007, State Street Bank and Trust Company became the ESOP Trustee.

Each week, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount specified in the bargaining agreement of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

3. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment fund, is as follows:

	December 31	
	2006	**2005**
	(In thousands)	
Net assets:		
Investments at quoted fair value:		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:		
Lockheed Martin Common stock	$ 221,055	$ 169,590

3. Nonparticipant-Directed Investments (continued)

	Year ended December 31 2006
	(In thousands)
Changes in net assets:	
Contributions:	
Employees	$ 3,614
Lockheed Martin Corporation	1,087
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust:	
Interest and dividends	5,591
Net realized and unrealized gain	68,624
Distributions and withdrawals	(27,255)
Administrative expenses	(196)
	$ 51,465

4. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2006 and 2005 was 4.44% and 4.77%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the net investment gain of the Master Trust and administrative expenses reported in the financial statements are $822,000 less than the amounts reported on Form 5500 for the year ended December 31, 2006. This difference arose from the

6. Reconciliation of Financial Statements to Form 5500 (continued)

classification of certain administrative expenses which are included in the net investment gain in the Master Trust for 5500 reporting purposes.

Supplemental Schedule

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Employer Identification Number 52-1893632, Plan Number 018

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 4.0% to 10.5%; varying maturities		$ 34,317

* Party-in-interest for which a statutory exemption applies

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2006	December 31, 2005
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	$ **753,867**	$ 1,470,017
Common stock—Lockheed Martin Corporation	**6,053,701**	4,349,835
Mutual funds	**4,723,920**	3,930,509
Corporate debt securities	**56,281**	149,274
Common stock—other	**205,096**	162,493
U.S. Government securities	**1,124**	916
Preferred stock	**764**	510
Partnership/Joint venture	**1,151**	460
Other assets	**20,312**	5,304
Total investments at quoted fair value	**11,816,216**	10,069,318
Investments at estimated fair value:		
Common/collective trusts	**8,687,819**	6,674,257
Guaranteed investment contract	**328,935**	314,052
Wrapper contract	**1,757**	1,703
Total investments at estimated fair value	**9,018,511**	6,990,012
Other assets:		
Dividends and interest receivable	**10,323**	8,680
Other receivable	**-**	24,463
Total assets	**20,845,050**	17,092,473
Liabilities		
Dividends payable	**1,419**	1,254
Administrative expenses payable	**3,696**	1,133
Accounts payable for securities purchased	**902**	15
Total liabilities	**6,017**	2,402
Net assets reflecting all investments at fair value	**20,839,033**	17,090,071
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**23,326**	25,526
Net assets	$ **20,862,359**	$ 17,115,597

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2006
(In thousands)

Net assets at beginning of year	$ 17,115,597
Additions to net assets:	
Contributions:	
Employees	968,229
Lockheed Martin Corporation	287,219
Total contributions	1,255,448
Investment income:	
Dividends and interest	553,876
Net realized and unrealized gain	3,121,212
Total investment income	3,675,088
Total additions	4,930,536
Deductions from net assets:	
Distributions and withdrawals	1,212,164
Administrative expenses	16,889
Total deductions	1,229,053
Change in net assets	3,701,483
Net transfer from other trusts	45,279
Net assets at end of year	$ 20,862,359

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2006

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2006	2005
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.35%	89.09%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.44%	4.77%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.95%	2.94%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.45%	2.35%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	.20%	0.22%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	.42%	0.41%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	.18%	0.20%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*.00%	0.01%
		100.00%	100.00%

*Less than .01%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are the Asset Allocation Funds which are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund and the American Century Growth Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. A SMA Option is available to all plans whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

1. Accounting Policies (continued)

Each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year. Effective October 1, 2006, transfers out of the Stable Value Fund must remain in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self Managed Account.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Master Trust invests in a Stable Value Fund that contains a managed separate account guaranteed investment contract (GIC) and two common collective trusts, State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). These common collective trusts (CCTs) provide the plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

1. Accounting Policies (continued)

As described in FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Benefit Plans and Pension Plans (the "FSP")*, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investments in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the income approach methodology. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrapper contract in the managed separate account purchased from MetLife credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

1. Accounting Policies (continued)

Reclassification

Certain prior year amounts have been reclassified in accordance with current year presentation requirements of Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2006 and 2005, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Corporation stock funds that are investment alternatives for the plans (the "Plans") that are beneficiaries of the Lockheed Martin Corporation Defined Contribution Plans Master Trust ("Trust"), the Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. The Company stock fund will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the STIF portion of the Stable Value Fund. The Company stock funds may borrow, without interest, up to $200 million from Lockheed Martin Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Realized and Unrealized Gains (Losses)

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2006
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 1,902,912
Mutual funds	335,300
Common stock—other	10,302
Other assets	1,832
Preferred stock	51
Corporate debt securities	8
	2,250,405
Investments recorded at estimated fair value:	
Common collective trusts	870,807
Net realized and unrealized gain	$ 3,121,212

Investment Contracts

As described in the Summary of Accounting Policies, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain benefit responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participant's balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by Met Life. The MetLife contract has no specific maturity date.

The average yield earned under the MetLife contract for 2006 and 2005 was 4.75% and 4.65% respectively. The average yield credited to participants under the Metlife contract for 2006 and 2005 was 4.20% and 3.45%, respectively

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2006			2005		
Type	Major Credit Rating	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 328,935	$ 1,757	$ 7,972	$ 314,052	$ 1,703	$ 9,670
SSGA - -CCT	N/A	$ 616,027	N/A	$ 16,851	$ 593,851	N/A	$ 15,856
INVESCO -CCT	N/A	$ 1,027,744	N/A	$ (1,498)	N/A*	N/A*	N/A*

* - The Master Trust was not invested in INVESCO in 2005.

The terms of the contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment in cash of the portfolio equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or change in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where if the participants employed by that unit represents more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit a Plan's ability to transact at contract value with participants is probable.

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust Investments. Northern Trust Investments is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

Lockheed Martin Corporation is the employer of the participants covered by the Plans and participants who have invested in a Corporation stock fund may also be employees who have invested in the Stable Value Fund. Advances from Lockheed Martin Corporation or the Stable Value Fund would be considered party-in-interest transactions for which statutory exemptions exist.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus, by Lockheed Martin Corporation as Plan Administrator

Date June 22, 2007

by: 

John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

Mitchell & Titus LLP
1129 20th Street, N.W.
Washington, D.C. 20036-3425

Phone: (202) 293-7500
Fax: (202) 822-8126
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-20117, 333-113769, 033-58097 on Form S-8 of Lockheed Martin Corporation of our report dated June 20, 2007, relating to the statements of net assets available for benefit of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus as of December 31, 2006 and 2005 and the related statement of changes in net assets available for the year then ended, and all related schedules, which report appears in the December 31, 2006 annual report on Form 11-K of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus.

Mitchell & Titus, LLP

Washington, DC
June 22, 2007

END